SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed Consolidated Interim Financial Statements for the Nine Months Ended June 30, 2018 and 2017
99.2	Management’s Discussion and Analysis of the Nine Months Ended June 30, 2018 and 2017
99.3	Certification of Interim Filing: CEO
99.4	Certification of Interim Filing: CFO
99.5	News Release Dated August 14, 2018: ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal Third Quarter Ended June 30, 2018

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-225969) and Form S-8 (File No. 333-225056) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: August 14, 2018	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer